Exhibit (a)(5)(B)

The PMI Group, Inc.

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NEWS RELEASE

Media: Beth Haiken, (925) 658-6192

Investors: Bill Horning, (925) 658-6193

The PMI Group, Inc. Announces that Trading Price Condition to Convertibility of its 2.50% Senior Convertible Debentures Due 2021 Has Been Met

WALNUT CREEK, CA, JUNE 29, 2006–The PMI Group, Inc. (NYSE: PMI) today announced that the average of the trading prices of PMI’s 2.50% Senior Convertible Debentures Due 2021 for the ten consecutive trading day period ending June 28, 2006 is less than 105% of the average of the conversion values of the debentures during that same period, as calculated under the indenture relating to the debentures. As a result, holders of the debentures will, subject to the terms and conditions set forth in the debentures and the indenture, have the option to convert all or a portion of their debentures into shares of common stock of the Company during the period commencing on June 29, 2006 and continuing through and including July 6, 2006. Whether or not the debentures are convertible after July 6, 2006 will depend on whether this trading price condition continues to be satisfied or whether the debentures otherwise have become convertible pursuant to the terms of the Indenture relating to the debentures. The Company will make a further public announcement if and when the trading price condition is no longer satisfied. Until such a further public announcement is made, the debentures will be convertible into shares of common stock of the Company, subject to the terms and conditions for such conversion set forth in the debentures and the indenture.

About PMI

The PMI Group, Inc. (NYSE:PMI), headquartered in Walnut Creek, CA, is an international provider of credit enhancement products that promote homeownership and facilitate mortgage transactions in the capital markets. Through its wholly owned subsidiaries and unconsolidated strategic investments, the company offers residential mortgage insurance and credit enhancement products domestically and internationally, financial guaranty insurance, and financial guaranty reinsurance. Through its subsidiaries, The PMI Group, Inc. is one of the world’s largest providers of private mortgage insurance with operations in the United States, Australia, New Zealand, and the European Union, as well as one of the largest providers of mortgage guaranty reinsurance in Hong Kong. For more information: www.pmigroup.com.

Cautionary Statement: Statements in this news release that are not historical facts or that relate to future plans, events or performance are “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Many factors could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. Risks and uncertainties are discussed in PMI’s SEC filings, including its Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. We undertake no obligation to update forward-looking statements.